GENERAL PROVISIONS (Continued)

Misstatement of Age or Sex.--If the Insured's stated age or sex or both are not correct, we will adjust each benefit and any amount to be paid to reflect the correct age and sex. To do so, we will compute the face amount of insurance which the initial premium would have bought at the correct age and sex. We will reconstruct the contract fund and death benefit of the contract, assuming the insured made the same allocations and paid the same additional premiums, if any, as under the incorrect contract.

It is possible that, when we reconstruct values, we will find that the correct contract would be in default past its days of grace while the incorrect contract was not. In that event, if the insured has died, we will pay what the death benefit of the correct contract would have been if the insured had died on the day before the default occurred. If the insured is living, we will inform him or her of the payment needed to end the default, and a 61 day grace period will begin on the day we mail that notice.

Incontestability.--Except for default, we will not contest this contract after it has been in force during the Insured's lifetime for two years from the issue date.

Assignment.--We will not be deemed to know of an assignment unless we receive it, or a copy of it, at our Service Office. We are not obliged to see that an assignment is valid or sufficient. This contract may not be assigned to another insurance company without our consent.

Annual Report.--Once each contract year after the first we will send you a report. It will show: (1) the insurance amount; (2) the amount of the contract fund; (3) the investment amount in each subaccount; (4) the amount in the fixed account; (5) the net cash value; (6) the premiums paid, interest credited and monthly charges made during the year; (7) the interest rate that will be credited until further notice to the amount in the Fixed Account; (8) any additional premium which you have the right to pay; and (9) any outstanding contract debt. The report will include any other date that may be currently required where this contract is delivered. You may ask for a report like this at any time. But, except for the report we send you once a year, we have the right to charge a fee for each report.

Payment of Death Claim.--If we settle this contract in one sum as a death claim, we will usually pay the proceeds within 7 days after we receive at our Service Office proof of death and any other information we need to pay the claim. But we have the right to defer paying any portion of the proceeds greater than the face amount shown on page 3 if (1) the New York Stock Exchange is closed; or (2) the SEC requires that trading be restricted or declares an emergency; or (3) the SEC lets us defer payment to protect our contract owners.

                                  BENEFICIARY

You may designate or change a beneficiary. Your request must be in writing and in a form which meets our needs. It will take effect only when we file it at our Service Office; this will be after you send the contract to us to be endorsed, if we ask you to do so. Then any previous beneficiary's interest will end as of the date of the request. It will end then even if the Insured is not living when we file the request. Any beneficiary's interest is subject to the rights of any assignee of whom we know.

When a beneficiary is designated, any relationship shown is to the Insured, unless otherwise stated. To show priority, we may use numbered classes, so that the class with first priority is called class 1, the class with next priority is called class 2, and so on. When we use numbered classes, these statements apply to beneficiaries unless the form states otherwise:

1. One who survives the Insured will have the right to be paid only if no one in a prior class survives the Insured.

2. One who has the right to be paid will be the only one paid if no one else in the same class survives the Insured.

3. Two or more in the same class who have the right to be paid will be paid in equal shares.

4. If none survives the Insured, we will pay in one sum to the Insured's estate.

Example: Suppose the class 1 beneficiary is Jane and the class 2 beneficiaries are Paul and John. We owe Jane the proceeds if she is living at the Insured's death. We owe Paul and John the proceeds if they are living then but Jane is not. But if only one of them is living, we owe him the proceeds. If none of them is living we owe the Insured's estate.

Beneficiaries who do not have a right to be paid under these terms may still have a right to be paid under the Automatic Mode of Settlement.

Before we make a payment, we have the right to decide what proof we need of the identity, age or any other facts about any persons designated as beneficiaries. If beneficiaries are not designated by name and we make payment(s) based on that proof, we will not have to make the payment(s) again.


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